3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial:  215.981.4659

direct fax:  866.422.2114

falcoj@pepperlaw.com

March 29, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:  James E. O’Connor, Senior Counsel

Re:	StoneCastle Financial Corp. (the “Company”) 1940 Act File No. 811-22853 1933 Act File No. 333-204417

Dear Mr. O’Connor:

On behalf of the Company, transmitted herewith for filing is Pre-Effective No. 1 to the Company’s registration statement on Form N-2 (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”).  The Amendment also constitutes Amendment No. 9 to the Company’s registration statement under the Investment Company Act of 1940, as amended.  The Amendment is being filed to respond to the comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Company’s registration statement on Form N-2 filed with the Commission on May 22, 2015 (the “Registration Statement”), which were provided to the Company in your letter dated June 19, 2015.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Registration Statement.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Company’s response.

*       *       *

Prospectus

Investment Objectives, page 1

1.  The disclosure states that the Fund will “invest at least 80% of the value of our net assets plus the amount of any borrowings for investment purposes in [banking-related businesses].”

Philadelphia	Boston	Washington, D.C.	Los Angeles		New York	Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

Please clarify whether the Fund counts its investments in “structured securities and credit derivatives,” referred to in the next paragraph, for this purpose and, if so, how they are valued.

Response:  The Prospectus has been revised to address the Staff’s comment.  Structured securities and credit derivatives that provide exposure to banking related businesses will be considered an investment in banking-related businesses for purposes of the 80% test.

2.  The prospectus describes the types of securities that the fund will invest in.  It includes convertible securities issued by banks.  Please explain to us whether the Fund will invest in contingent convertible securities, if so, please explain in the prospectus how they are different from traditional convertible securities and describe the unique risks of these investments

Response:  The Company may invest in contingent convertible securities.  Accordingly, the Prospectus has been revised to address the Staff’s comment.

Leverage, page 7

This subsection states that “our Advisor’s fee is based on total assets (including certain leverage and any assets acquired with the proceeds of leverage),” but the subsection, “Management Fee” on page 40, state that the Advisor’s fee is based on “managed assets,” which “means our total assets (including cash and cash equivalents and any assets purchased with or attributable to any borrowed funds).”  Please conform the disclosure.

Response:  The Prospectus has been revised to address the Staff’s comment.

Risks Related to Our Operations, page 9

1.  Please move the summary risk disclosure, which begin on page 9, to immediately precede the subsection, “Competitive Advantages,” on page 4.

Response: The Prospectus has been revised to address the Staff’s comment.

2.  The last bullet on page 10 states: “If the amount of any distribution exceeds our net investment income or capital gains, then all or a portion of such distribution could constitute a return of capital to stockholders rather than dividend income for tax purposes.”  Please clarify that, in addition to the tax consequences, such a distribution is a return of a shareholder’s own investment, but distributed net of Fund expenses, and that it will decrease the funds available for investment by the Fund.

Response:  The Prospectus has been revised to address the Staff’s comment.

3.  Please disclose in the last bullet on page 10, that, based on the disclosure on page 15, during calendar year 2014 more than 60% of the Fund’s distributions came from investors’ paid-in capital and also disclose the percentage of the distributions paid to date in 2015 that have come from paid-in capital.

Response:  The Prospectus has been revised to address the Staff’s comment.

Risks Related to Offerings, page 13

The third bullet states: “Future offerings of debt securities…would rank senior to our common stock….”  Please provide us with a pro forma copy of a supplement that will be used in connection with the Fund’s offerings of “debt securities” or provide us with a representation that the Fund will not file a prospectus supplement for a take-down of “debt securities” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff.  In this regard, please note that the prospectus supplement should, as applicable:

a) Disclose that none of the Fund’s indebtedness is currently subordinated to the debt securities.  It should also be disclosed whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

b) Disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Fund and other obligations of its subsidiaries, financing vehicles and similar facilities.  The significance of the debt securities being structurally subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities.  Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

c) Refrain from using the word “senior” in the title of any debt securities issued by the Fund, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Fund.  Even where the Fund’s debt securities are contractually senior in right of repayment to the other outstanding obligations of the Fund, consider the appropriateness of referring to the debt securities as “senior” when they are also are structurally subordinated to the obligations of the Fund’s subsidiaries, financing vehicles and similar facilities.

d) Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Fund and its subsidiaries as they exist as of the maturity date of the debt securities.

Response:  The Fund will not file a prospectus supplement for a take-down of “debt securities” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff.

Summary of Company Expenses, page 14

1.  Please confirm that any acquired fund fees and expenses have been factored into the fee table estimates.  At 12/31/14, the fund invested 4.9% of net assets in an ETF and 4.4% of net assets in a short term money market fund.

Response:  Confirmed.  “Other Expenses” includes acquired fund fees and expenses, which expenses are estimated to be less than one basis point of our average net assets for the current fiscal year.

2.  Footnote (4) describes a waiver on the “management fee that would otherwise be payable in respect of net proceeds to the Company obtained through the issuance of shares of common stock in any future offering through August 30, 2015”.  We note that the same disclosure was included in the Registration Statement declared effective on 10/1/2014.  Note 10 to the 12/31/14 financial statements discloses that shares were sold in public offerings on November 7, 2014 and December 2, 2014.  Please explain why no management fee waivers are disclosed on the Statement of Operations and why this agreement to waive expenses is not disclosed in the 12/31/14 annual report.

Response:  The annual and semi-annual reports for the fiscal year ended December 31, 2015, and the six month period ending June 30, 2015, respectively, addressed the Staff’s comment by including a line item for advisory fee waivers in the Statement of Operations.  The fee waiver was a contractual arrangement with the Fund that could not be terminated nor recouped, accordingly, the waiver of the management fee was previously reflected in the expense line item “Investment advisory fee” in the Statement of Operations.

3.  We are unable to recalculate the hypothetical expense example amounts. Please provide the assumptions used in the calculations.

Response:  We assumed the following in the calculation of the fee table amounts for the initial filing:

(i)             Management fees of 1.75% on total average assets of approximately $203 million (assumes no waiver of fees);

(ii)          Maximum borrowing of $60 million on credit line at rate of approx. 3.04%;

(iii)       Fee on unused credit of 0.50%;

(iv)      All other expenses of $1.84 million; and

(v)         Acquired fund fees reflect fees for the money market fund and the investment in Medallion Financial Corp., assuming they were held for an entire year.

For the Amendment, items (ii) and (iv) above were updated to assume a rate of 3.38% and other expenses of $1.80 million.

Financial Highlights, page 15

The financial highlights include “distributions to shareholders…from tax return on capital.”  The distribution referred to in Form N-2 is a return of paid-in capital.  A “tax return of capital” normally describes a distribution that is paid out of a company’s earnings and profits (but is not currently taxable to the extent it is offset by tax-deductible expenses).  Please change the line item to “returns of capital.”  See Item 4.1.c.3 of form N-2

Response:  The Prospectus has been revised to reflect the Staff’s comment.  The financial highlights provided in the Company’s annual and semi-annual reports for the fiscal year ended December 31, 2015, and the six month period ending June 30, 2015, respectively, addressed the Staff’s comment and financial highlights provided in subsequent annual and semi-annual reports will reflect the Staff’s comment.

Effects of Leverage, page 33

Please format the information provided about senior securities, including the asset coverage ratio, in the manner set forth in Item 4.3 of Form N-2.  Please file an audit report on the senior securities table.  Refer to the issue noted in the AICPA Audit Risk Alert: Investment Companies Industry Developments - 2011/12

Audit Developments

Form N-2 Senior Securities Table

.126 Item 4.3 of Form N-2 describes the requirements for the senior securities table, including the disclosure of debt coverage information. This applies to the registration statements of both closed-end funds as well as BDCs. As discussed in instruction 8 to Item 4.1, the senior securities table is required to be audited. This topic is further discussed in the SEC’s February 2001 Annual Industry Comment Letter from the Chief Accountant of the Division of Investment Management (“Dear CFO” letter). However, diversity in practice still exists regarding compliance with the audit requirement for the senior securities table.

.127 In meeting the form’s requirements in Item 24 to include financial statements, financial highlights, and an audit opinion covering the financial statements and financial highlights, registrants typically incorporate by reference the annual report. However, the senior securities table is not required to be included in annual reports to shareholders. The 2001 “Dear CFO” letter (www.sec.gov/divisions/investment/im021401.htm) explains that the SEC does not believe the requirement that the senior securities table be audited is met merely because the information in the table is able to be derived from financial statements. Therefore, to meet the audit requirement, the independent public accountant must express an opinion on the senior securities table itself or on a financial statement or financial highlights that explicitly includes the information found in the senior securities table. One way to meet the senior securities table audit requirement is for registrants to include the senior securities table information with the per share and ratio information in the financial highlights. Because the financial highlights are specifically covered by the audit opinion, the senior securities table information also would be covered. If registrants, however, include the senior securities table information elsewhere in the annual report (for example, in an unaudited section, such as MDFP), the audit opinion must expressly cover the senior securities table. Alternatively, if a registrant includes the senior securities table only in the registration statement, the registrant should file a separate opinion in the registration statement covering the senior securities table information.

Response:  The Prospectus has been revised to reflect the Staff’s comments.  The audited senior securities information was included in the financial highlights included in the annual report to stockholders for the fiscal year ended December 31, 2015.  Accordingly, a separate audit report is not being filed as an exhibit to the Amendment.

Credit Derivative Transactions, page 35

The disclosure indicates that the Fund will use total return swaps for hedging and for investment.  Although the Fund will use credit default swaps for hedging, the disclosure is unclear as to whether or not the Fund will sell credit default swaps.  The receiver of a total return swap and the seller of a credit default swap have each created a senior security, as defined in Section 18(g) of the Investment Company Act of 1940 (“1940 Act”).  Please inform us how the Fund will cover its exposure under its investments in total return swaps and its sales of credit default swaps, if any, for purposes of Section 18(a) and 61(a)(1) of the 1940 Act and Investment Company Act Release No. 10666 (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) and Merrill Lynch Asset Management, L.P. (July 2, 1996).

Response:  The Prospectus has been revised to address the Staff’s comments.  The Company does not sell credit default swaps.  The Company will cover its current obligations under a total return swap agreements according to guidelines established by the Commission.  Accordingly, if the Company enters into a swap agreement on a net basis, it will segregate assets with a daily value at least equal to the excess, if any, of the Company’s accrued obligations under the swap agreement over the accrued amount the Company is entitled to receive under the agreement. If the Company enters into a swap agreement on other than a net basis, it will segregate assets with a value equal to the full amount of the Company’s accrued obligations under the agreement.

Plan of Distribution, page 72

The disclosure in this subsection states: “Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities.”  Please disclose specifically the circumstances in which those participating in the distribution of the Fund’s securities may be entitled to indemnification or reimbursement or liabilities.

Response:  The Company is unable to specifically state the circumstances in which it would provide indemnification or contribution at this time.  However, any prospectus supplement in connection with a take-down from this registration statement will disclose whether the Company has agreed to provide indemnification and contribution to an underwriter or agent against liabilities (and certain related expenses and legal fees), including certain liabilities arising under the Securities Act of 1933.

Statement of Additional Information

Investment Restrictions, page S-4

1.  The second restriction states: “Except with respect to the banking industry, no more than 25% of our total assets may be invested in a particular industry or group of industries.  Please revise this limitation to conform to the Instruction to Item 8.2(b) of Form N-2, which states: “Concentration…is deemed 25% or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.”  Please also be clear that the fund will concentrate its investments in the banking industry.

Response:  The Statement of Additional Information (“SAI”) has been revised to address the Staff’s comment. Note that the SAI discloses the following:

We have a policy to invest 25% or more of our total assets in the banking industry.  Accordingly, because we concentrate in a particular industry, we are exposed to greater risks because our performance is largely dependent on the performance of the banking industry.

2.  In the second sentence of the last paragraph, on page S-5, please change the term “portfolio management techniques” to “leveraging techniques.”  Please also inform us specifically how the Fund will “cover,” for purposes of Release 10666, each of the listed leveraging techniques that the Fund intends to use.

Response:  The Prospectus has been revised to address the Staff’s comment.  The Company will cover its current obligations consistent with guidance established by the Commission.  Accordingly, if the Company utilizes a technique or instrument on a net basis, it will segregate or earmark assets with a daily value at least equal to the excess, if any, of the Company’s accrued obligations over the accrued amount the Company is entitled to receive. If the Company utilizes a technique or instrument on other than a net basis, it will segregate or earmark assets with a value equal to the full amount of the Company’s accrued obligations.

December 31, 2014 financial statements filed on Form N-CSR on 3/5/2015

•                     Page 3- Consider disclosing the tax implications of the 47.96% of “non-taxable distribution”.  Disclose that these distributions represent a return of capital for tax purposes and that a return of capital distribution has the effect of lowering stockholders’ basis in their shares, which will result in higher tax liability when the shares are sold, even if such shares have not increased in value or have, in fact, lost value.

Response: The requested disclosure is provided in the Prospectus and subsequent annual and semi-annual reports will reflect the Staff’s comment.

•                     Page 9- We note that the Fund invests in “Medallion Financial Corporation” and this investment is categorized as a “Banking” “Equity Security”.  Consider alternative categorization, as this is a Business Development Corporation. Confirm that any acquired fund fees and expenses associated with this investment are factored into the fee table estimates.

•                     Response:  The annual and semi-annual reports for the fiscal year ended December 31, 2015, and the six month period ending June 30, 2015, respectively, addressed the Staff’s comment by revising the categorization of the referenced security to non-bank financial.  The Company confirms that acquired fund fees and expenses are factored into the fee table estimates.  Page 12- Does the fund have any open payables to Directors?  If so, these amounts should be disclosed separately in accordance with Article 6-04.12 of Regulation S-X.

Response: At December 31, 2015 and 2014, the Company did not have any open payables to Directors.

•                     Page 13- Please explain the nature of the tax expense of $240,609.

Response:  The tax expense reflects payment of Delaware corporate franchise tax for the fiscal years ended December 31, 2013 and 2014.

•                     Page 20- Disclose the reason for the transfers out of Level 3.  Refer to the Audit Guide of Investment Companies, AAG-INV7.78(f)(iv).  Please disclose for Level 3 investments, the quantitative information about the significant unobservable inputs used in the fair value measurement.  Refer to the Audit Guide of Investment Companies, AAG-INV 7.78(e).  Please also include the disclosure requirements of the Audit Guide of Investment

Companies, AAG-INV 7.78(i) regarding the sensitivity of the fair value measurements to changes in unobservable inputs.

Response:  Subsequent annual and semi-annual reports will provide similar disclosure as required.  The annual and semi-annual reports for the fiscal year ended December 31, 2015, and the six month period ended June 30, 2015, respectively, included the disclosure regarding transfers.

•                     Page 23- Please explain why the tax cost on page 23 does not equal the tax cost on page 22.

Response:  Tax costs disclosed on pages 22 and 23 should be the same amount.  Subsequent annual and semi-annual reports will reflect the correct amount.

•                     Page 26- “Revolving Credit Agreement”- please disclose the fair value of the bank loans.  Refer to the Audit Guide of Investment Companies, AAG-INV 7.67: “If the fair value option is not elected, the investment company should also disclose the fair value of liabilities, in accordance with the disclosure requirements of FASB ASC 825-10-50.”

Response:  The disclosure of the Company’s cash borrowings under revolving credit agreement reflects the fair value of such obligations.

•                     We note that a change in accountants occurred during the fiscal year.  We did not see the disclosure requirements of Item 24(4)(d) of Form N-2 in the annual or semi-annual report to shareholders.

Response: Information regarding the change in accountants was previously reported in accord with Instruction 1 to Item 304 of Regulation S-K in the Company’s statement of additional information included in the Company’s registration statement on Form N-2 filed with the Commission on July 29, 2014 (and amendments thereto filed on September 18, 2014 and October 1, 2014) and the Company’s proxy statement filed with the Commission on April 4, 2015.

•                     Page 34- “Management”  - Disclose the number of portfolios in fund complex overseen by the Directors.  Refer to Item 18(1) of Form N-2.

Response:  There is only one portfolio overseen by the Directors.  Accordingly, the SAI has been revised to disclose this fact.  To the extent the Board oversees additional portfolios in the future, the SAI will be revised to reflect the existence of a fund complex (i.e. two or more registered investment companies).

General

1.  Once FINRA has informed you that it has no objections regarding the dealer compensation arrangements in this offering, please provide us with a copy of the FINRA “no-objection” letter or arrange for a call to the undersigned from FINRA.  See Rules 461(a) and (b)(6) under the 1933 Act.

Response:  Agreed.

2.  Please file an accounting consent with the pre-effective amendment.

Response:  Agreed.

3.  If the Registration Statement is not declared effective before the filing of the Form N-CSRS for the 6/30/2015 reporting period, please update the Registration Statement to incorporate the 6/30/2015 financial information.

Response:  Agreed. The Amendment incorporates the 12/31/2015 financial information by reference.

4.  If the Registration Statement is not declared effective by 9/2/2015, please update the Registration Statement to incorporate the 6/30/2015 financial information by reference.  (245 days).

Response:   Agreed. The Amendment incorporates the 12/31/2015 financial information by reference.

5.  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  The Company expects to file a no-action request with the Staff to permit the Company to rely on Rule 486(b) to update the Company’s shelf registration statement annually.

As requested by the Staff, accompanying this letter as Exhibit A is the “Tandy Letter” signed by an officer of the Company.

Please direct any questions concerning this letter to my attention at 215.981.4659, or in my absence to John Ford, at 215.981.4009.

Very truly yours,

John P. Falco

cc:	Ms. Christina DiAngelo Fettig, Senior Staff Accountant, U.S. Securities and Exchange Commission Rachel N. Schatten, Esq. John M. Ford, Esq.

EXHIBIT A

StoneCastle Financial Corp.

152 West 57th Street, 35th Floor

New York, New York 10019

March 29, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:	StoneCastle Financial Corp. (the “Company”) 1940 Act File No. 811-22853 1933 Act File No. 333-204417

Dear Mr. O’Connor:

In connection with the Company’s response to certain written and oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form N-2 filed with the Commission on May 22, 2015 (the “Registration Statement”), the Company is providing the following, as instructed:

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and (iii) the Company may not assert staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton LLP, counsel to the Company, at 215.981.4659.

Very truly yours,

/s/ Rachel N. Schatten

Rachel N. Schatten, Esq.
General Counsel and Chief Compliance Officer

cc:	Christina DiAngelo Fettig, Senior Staff Accountant, U.S. Securities and Exchange Commission John P. Falco, Esq.